UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Changes in the Executive Board

Rio de Janeiro, January 4, 2019 – Petróleo Brasileiro S.A – Petrobras, in addition to the Material Fact published on December 21, 2018, informs that its CEO Roberto da Cunha Castello Branco, within the scope of the nomination process for members of the Executive Board, indicated to the Executive Offices of Refining and Natural Gas Mrs. Anelise Quintão Lara and of Strategy, Organization and Management System Mr. Lauro Cotta.

In addition, the CEO appointed Mr. Rudimar Andreis Lorenzatto to the Executive Office of Production & Technology Development. The dismissal of Mr. Hugo Repsold Júnior, who currently occupies this position, will be timely forwarded to the approval of the Company’s Board of Directors.

Mrs. Solange da Silva Guedes, Chief Exploration and Production Officer, Mr. Eberaldo de Almeida Neto, Chief Human Resources, SEH and Services Officer, Rafael Mendes Gomes, Chief Governance and Compliance Officer, and Rafael Salvador Grisolia, Chief Finance and Investor Relations Officer, remain in their current positions.

The indicated names will be submitted to the internal corporate governance procedures, including the respective conformity and integrity analyzes, necessary for the company’s succession process, and forwarded to the Appointments, Remuneration and Succession Committee and subsequent deliberation of the Board of Directors, in attention to the provisions of arts. 30, V and 36, § 1, II of the Company’s Bylaws.

Mrs. Anelise Quintão Lara currently holds the position of Executive Manager of Acquisitions & Divestments in the Financial and Investor Relations Office and Mr. Rudimar Lorenzatto is the current Executive Manager of Submarine Systems in the Production & Technology Development Office, both in Petrobras.

Mr. Lauro Cotta was Chief Executive Officer at Minasgás Distribuidora de Gás Combustível, SHV Gás Brasil and Supergasbras Energia Ltda in the period between 2000 and 2014, member of the Board of SHV Energy-Netherland from 2012 to 2014, member of the Advisory Board of Supergasbras Energia Ltda from 2014 to 2017 and member of the Board of Directors of IBP – Instituto Brasileiro de Petróleo, Gás e Biocombustíveis.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer